Exhibit 99.1

LightInTheBox Holding Co., Ltd. Reports Third Quarter 2013 Financial Results

3Q13 Net Revenues Up 33.4% YoY to $68.1 million

3Q13 Gross Margin Increased 160 Basis Points to 43.9% from 42.3%

Conference Call to be Held at 8:00 AM Eastern Time on November 19, 2013

Beijing, China, November 19, 2013 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter of 2013, ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Net revenues were $68.1 million, an increase of 33.4% from $51.1 million in the same quarter of 2012, primarily driven by an increase of 74.7% in total number of customers served in the third quarter of 2013.

•                  Gross margin increased by 160 basis points to 43.9% from 42.3% in the same quarter of 2012.

•                  Adjusted operating loss (non-GAAP) (1) was $2.5 million, compared to an adjusted operating income of $0.4 million in the same quarter of 2012.

•                  Net loss was $2.4 million, compared to a net loss of $1.0 million in the same quarter of 2012.

•                  Adjusted net loss (non-GAAP) (2) was $1.9 million, compared to an adjusted net loss of $0.2 million in the same quarter of 2012.

•                  Revenue attributed to repeat customers increased 92.0% to $23.8 million from the same quarter of 2012.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “Our net revenues in the third quarter, which is a seasonally weaker quarter, grew by 33.4% compared to our prior year period, meeting our revenue forecast range. Geographically, Europe and South America contributed most significantly to our year-over-year growth, increasing by 92.2% and 105.0%, respectively. Excluding the revenue contribution from our apparel category, third quarter revenue from our other categories increased 59.6% from the prior year period. In terms of revenue growth in our product categories, our largest contributors in percentage terms came from our small accessories and gadgets and home and garden product categories.”

“Responding to both customer needs and the competitive environment, our apparel category, which remains our second largest product category, is undergoing adjustments. We are implementing improvements within customized wedding and special occasion apparel in the areas of management, merchandising, supply chain, and customer service. We are enhancing our product offerings in the apparel segment by placing greater emphasis on other product lines beyond wedding and special occasion wear, such as fast fashion apparel, which are resulting in increased purchase levels among our customers for such products. We believe this expanded apparel offering will provide us with increased ability to accelerate sales of both new and repeat customers.”

“Our total number of customers increased by 74.7% to 1.3 million and our total number of orders increased by 80.0% to 1.6 million in the third quarter compared to the prior year period, demonstrating the growing consumer attraction of our online retail platform. We added 8 new languages to our website in the third quarter. Recently, we made good progress in revenues from mobile ecommerce and recently we launched an updated version of our LightInTheBox app, as well as our first MiniInTheBox app for the iPhone platform to further improve our mobile customer experience. We are excited by our opportunities ahead as we continue to build a strong growth platform that we believe will result in improved operating performance and profitability in the coming quarters.”

(1) Adjusted operating income (loss) is a non-GAAP measure, which is defined as income (loss) from operations excluding share-based compensation expenses.

(2) Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses.

Third Quarter 2013 Financial Results

Net revenues increased by 33.4% to $68.1 million from $51.1 million in the same quarter of 2012. The increase was primarily driven by growth in the number of customers and total orders.

During the third quarter of 2013, apparel, small accessories and gadgets and electronics and communication devices remained the largest three revenue contributors. Revenues from small accessories and gadgets and electronics and communication devices increased by 94.5% to $26.7 million and 12.1% to $10.2 million, respectively, from the same quarter of 2012. Revenues from apparel decreased by 8.1% to $18.2 million from the same quarter of 2012. During the third quarter of 2013, revenues from small accessories and gadgets, apparel and electronics and communication devices represented 39.2%, 26.6% and 15.0% of the Company’s net revenues, respectively, as compared to 26.9%, 38.7% and 17.8% for the same period in the prior year, respectively.

Geographically, Europe remained the Company’s largest market with strong revenues of $40.0 million, representing a year-over-year increase of 92.2%. As a percentage of total revenues, revenues in Europe were 58.8% in the third quarter of 2013, up from 40.8% in the same quarter of 2012.

Revenues in South America increased by 105.0% to $7.5 million in the third quarter of 2013. As a percentage of total revenues, revenues in South America was 11.0% in the third quarter of 2013.

Revenues in North America and other countries were $13.0 million and $7.6 million, respectively, in the third quarter of 2013. As a percentage of total revenues, revenues in North America and other countries were 19.0% and 11.2% in the third quarter of 2013, respectively.

Gross profit was $29.9 million in the third quarter of 2013, representing an increase of 38.4% from $21.6 million in the same quarter of 2012. The increase was driven by a significant increase in net revenues and continued gross margin expansion as the Company continues to optimize its product mix. Gross margin increased to 43.9% from 42.3% in the same quarter of 2012.

Total operating expenses in the third quarter of 2013 increased by 50.0% to $33.0 million from $22.0 million in the same quarter of 2012. As a percentage of total net revenues, total operating expenses increased to 48.4% from 43.1% in the same quarter of 2012.

•                      Fulfillment expenses increased by 52.0% to $3.8 million in the third quarter of 2013 from $2.5 million in the same quarter of 2012, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses increased to 5.6% from 4.9% in the same quarter of 2012.

Selling and marketing expenses increased by 53.8% to $21.6 million in the third quarter of 2013 from $14.0 million in the same quarter of 2012, reflecting the Company’s efforts on growing its customer base. While selling and marketing expenses for the third quarter of 2013 increased by 53.8%, the number of customers served by the Company increased by 74.7% and the number of total orders increased by 80.0% respectively over the same period of the prior year. As a percentage of total net revenues, selling and marketing expenses increased to 31.7% from 27.5% in the same quarter of 2012. The Company continues to believe that its selling and marketing expenses as a percentage of total net revenues will decrease in the long term as the Company achieves greater economies of scale and utilize its selling and marketing channels more efficiently.

•                      General and administrative expenses increased by 39.3% to $7.6 million in the third quarter of 2013 from $5.4 million in the same quarter of 2012, reflecting the continued growth of the Company’s business operations. As a percentage of total net revenues, general and administrative expenses increased to 11.1% from 10.7% in the same quarter of 2012.

Loss from operations in the third quarter of 2013 increased to $3.1 million, compared to a loss from operations of $0.4 million in the same quarter of 2012.

Adjusted loss from operations (non-GAAP), which excludes the impact of share-based compensation expense, in the third quarter of 2013 was $2.5 million, compared to an adjusted income from operations (non-GAAP) of $0.4 million in the same quarter of 2012.

Net loss was $2.4 million in the third quarter of 2013, compared to a net loss of $1.0 million in the same quarter of 2012.

Net loss per ADS was $0.05, compared to a net loss per ADS of $0.10 in the third quarter of 2012. Each ADS represents two ordinary shares.

Adjusted net loss (non-GAAP), which excludes the impact of share-based compensation expense, was $1.9 million or $0.04 per ADS in the third quarter of 2013, compared to an adjusted net loss (non-GAAP) of $0.2 million or $0.05 per ADS in the third quarter of 2012.

Adjusted loss from operations and net loss (non-GAAP) for the three months ended September 30, 2013 excluded $0.5 million of non-cash share-based compensation expenses.

For the quarter ended September 30, 2013, the Company’s weighted average number of ADS used in computing loss per ADS was 49,464,423.

As of September 30, 2013, the Company had cash and cash equivalents, term deposit and restricted cash of $103.0 million, compared to $21.2 million as of December 31, 2012.

Net cash provided by operating activities was $1.4 million for the three months ended September 30, 2013, compared to $2.1 million in the same quarter of 2012.

Business Outlook

For the fourth quarter of 2013, the Company expects its net revenues to be between $75.0 million and $77.0 million, representing a year-over-year growth rate of approximately 15.8% to 18.9%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on November 19, 2013 to discuss its financial results and operating performance for the third quarter of 2013. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

International: 65-6723-9381

Hong Kong: 800-930-346

China: 400-620-8038

Passcode: 97394822

A telephone replay will be available shortly after the call until November 26, 2013 by dialing:

US Toll Free: 1-855-452-5696

International: 61-2-8199-0299

Hong Kong: 800-963-117

China: 400-632-2162

Passcode: 97394822

A live and archived webcast of the conference call will be available at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world.  The Company offers customers a convenient way to shop for a wide selection of lifestyle products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 27 major languages and cover more than 80% of global Internet users.  In 2012, the Company ranked number one in terms of revenue generated from customers outside of China among all China-based retail websites that source products from third-party manufacturers.  For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.

Margaret Shi, Investor Relations

Tel: +86 (10) 5692 0099 ext 8124

Email: ir@lightinthebox.com

OR

ICR, Inc.

Bill Zima

Tel: +1 (646) 405-4933

Email: bill.zima@icrinc.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income/(loss), non-GAAP net income/(loss) per basic and diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per basic and diluted ADS is non-GAAP net income/(loss) divided by weighted average number of basic and diluted ADS, respectively. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues. Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollar in thousands, or otherwise noted)

	As of December 31, 2012	As of September 30, 2013
	(Note)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	19,972	71,799
Term deposit	—	30,088
Restricted cash	1,217	1,125
Accounts receivable	249	275
Inventories, net	5,753	4,476
Prepaid expenses and other current assets	10,562	9,016
Total current assets	37,753	116,779
Property and equipment, net	1,792	2,989
Long-term deposit	293	496
TOTAL ASSETS	39,838	120,264

LIABILTIES
Current Liabilities
Accounts payable	9,150	13,420
Advance from customers	7,098	6,699
Accrued expenses and other current liabilities	12,811	13,699
Convertible notes	7,788	—
Total current liabilities	36,847	33,818
TOTAL LIABILITIES	36,847	33,818

Series C convertible redeemable preferred shares	41,471	—
EQUITY
Series A convertible preferred shares	5,000	—
Series B convertible preferred shares	11,270	—
Ordinary shares	2	7
Additional paid-in capital	10,459	152,517
Accumulated deficit	(65,181)	(65,977)
Accumulated other comprehensive loss	(30)	(101)
TOTAL (DEFICIT) EQUITY	(38,480)	86,446
TOTAL LIABILITIES AND SERIES C CONVERTIBLE REDEEMABLE PREFERRED SHARES AND (DEFICIT) EQUITY	39,838	120,264

Note:

The condensed consolidated balance sheet as of December 31, 2012 is derived from the audited consolidated financial statements of the Company as of and for the year ended December 31, 2012.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data, or otherwise noted)

	Three-month Period Ended
	September 30, 2012	September 30, 2013
Net revenues	51,053	68,125
Cost of goods sold	(29,447)	(38,230)
Gross profit	21,606	29,895
Operating expenses
Fulfillment	(2,497)	(3,796)
Selling and marketing	(14,048)	(21,604)
General and administrative	(5,434)	(7,569)
Total operating expenses	(21,979)	(32,969)
Loss from operations	(373)	(3,074)
Interest (expense) income	(609)	653
Loss before income taxes	(982)	(2,421)
Income taxes expenses	—	(12)
Net loss	(982)	(2,433)
Accretion for Series C convertible redeemable preferred shares	700	—
Net loss attributable to ordinary shareholders	(1,682)	(2,433)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	34,986,784	98,928,846
—Diluted	34,986,784	98,928,846

Net loss per ordinary share
—Basic	(0.05)	(0.02)
—Diluted	(0.05)	(0.02)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.10)	(0.05)
—Diluted	(0.10)	(0.05)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data, or otherwise noted)

	Three-month Period Ended
	September 30, 2012	September 30, 2013
Loss from operations	(373)	(3,074)
Share-based compensation expenses	753	542
Non-GAAP income (loss) from operations	380	(2,532)

Net loss	(982)	(2,433)
Share-based compensation expenses	753	542
Non-GAAP net loss	(229)	(1,891)

Net loss attributable to ordinary shareholders	(1,682)	(2,433)
Share-based compensation expenses	753	542
Non-GAAP net loss attributable to ordinary shareholders	(929)	(1,891)

Non-GAAP weighted average numbers of shares used in calculating net loss per ordinary share
—Basic	34,986,784	98,928,846
—Diluted	34,986,784	98,928,846

Non-GAAP net loss per ordinary share
—Basic	(0.03)	(0.02)
—Diluted	(0.03)	(0.02)

Non-GAAP net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.05)	(0.04)
—Diluted	(0.05)	(0.04)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands, or otherwise noted)

	Three-month Period Ended
	September 30, 2012	September 30, 2013
Net loss	(982)	(2,433)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	258	371
Share-based compensation	753	542
Amortization of debt discount	369	—
Interest on convertible notes	242	—
Changes in operating assets and liabilities
Accounts receivable	(88)	(37)
Inventories, net	(1,732)	(896)
Prepaid expenses and other current assets	(1,399)	(1,096)
Accounts payable	4,579	3,138
Advance from customers	(772)	616
Accrued expense and other current liabilities	1,032	1,238
Long-term deposit	(111)	(29)
Cash provided by operating activities	2,149	1,414
Cash flows from investing activities
Purchase of property and equipment	(437)	(349)
Increase in term deposit	—	(30,088)
Decrease (increase) in restricted cash	25	(7)
Net cash used in investing activities	(412)	(30,444)
Cash flows from financing activity
Proceeds from exercise of share options	—	113
Payment of interest of convertible loan	—	(1,157)
Payment of initial public offering expenses	(42)	(789)
Net cash used in financing activities	(42)	(1,833)

Effect of exchange rate changes on cash and cash equivalents	(1)	6

Cash and cash equivalents at beginning of period	16,974	102,656
Cash and cash equivalents at end of period	18,668	71,799